SIDLEY AUSTIN LLP ONE SOUTH DEARBORN STREET CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BOSTON BRUSSELS CHICAGO DALLAS GENEVA FOUNDED 1866	HONG KONG HOUSTON LONDON LOS ANGELES NEW YORK PALO ALTO	SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

November 3, 2014

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Susan Block Tonya K. Aldave Heather Clark Claire Erlanger

Re:	Hennessy Capital Acquisition Corp. Preliminary Proxy Statement on Schedule 14A Filed September 23, 2014 File No. 001-36267

Ladies:

On behalf of Hennessy Capital Acquisition Corp. (the “Company,” “Hennessy Capital,” “we,” “our” or “us”), we transmit herewith Amendment No. 1 (“Amendment No. 1”) to the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) via the Commission’s EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated October 20, 2014 (the “Letter”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type. We also are forwarding a copy of this letter via overnight courier, together with five (5) courtesy copies of Amendment No. 1, marked to show the revisions made in response to the Staff’s comments.

The responses below follow the sequentially numbered comments from the Letter. All page references in the responses set forth below refer to page numbers in Amendment No. 1. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 1.

U.S. Securities and Exchange Commission

November 3, 2014

General

1.	We note you anticipate issuing securities in connection with the acquisition, the PIPE Investment and the Backstop Commitment. In your response letter, please provide your analysis of why your proposed issuance of stock pursuant to each of the contemplated transactions does not require registration under the Securities Act of 1933. State any exemption relied upon.

Response: Pursuant to the Staff’s request, the Company respectfully advises the Staff that each of (i) the issuance of our common stock to The Traxis Group B.V. (the “Seller”) in connection with the Business Combination, (ii) the issuance of our convertible preferred stock to the PIPE Investment investor and (iii) the potential issuance of our common stock to the Backstop Commitment investor qualifies as a private placement, exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(a)(2) thereof and Rule 506(b) of Regulation D promulgated thereunder.

The Commission generally considers four factors when determining whether an offering is a public offering: (1) the number of offerees, (2) sophistication of the offerees, (3) relationship between the issuer and the offerees, and (4) size and manner of the offering. See SEC Release No. 33-285 (January 24, 1935).

(1) Number of offerees. In connection with the Business Combination, shares of the Company’s stock are only being offered and issued to three investors, the Seller, the PIPE Investment investor and the Backstop Commitment investor. Prior to the closing of the Business Combination, additional investors may subscribe to the PIPE Investment; however, the total number of investors in all three transactions is anticipated to be less than ten.

(2) Sophistication of the offerees. Based on representations made by each investor, all three investors are considered qualified institutional buyers and accredited investors and have sufficient knowledge and experience in finance and business matters to evaluate the risks and merits of holding the Company’s stock.

(3) Relationship between the issuer and the offerees. Because the Company is a blank check company, the post-Business Combination operations of the Company will be the current operations of Blue Bird. Seller currently owns Blue Bird, which affords it access to disclosure of more information than a registration statement would provide. Further, the PIPE Investment and Backstop Commitment investors were provided with a management presentation which contained information regarding Blue Bird’s present and future financials and operations in the level of detail commensurate with a registration statement.

(4) Size and manner of the offering. The Seller is participating in the issuance of Company stock pursuant to the Purchase Agreement as a result of confidential negotiations between the Company and the Seller. There was no general solicitation made for participation in the PIPE Investment or the Backstop Commitment. The Company, with consultation with its financial advisors, met with a limited number of potential investors that had a high probability of participating in either the PIPE Investment or Backstop Commitment. Further, all potential investors agreed to confidentiality restrictions with the Company prior to receiving information pertaining to the potential investment, partially to prevent information from reaching the general public.

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For the reasons stated above, the issuance of Company stock to the Seller, the PIPE Investment investor and the Backstop Commitment investor are each exempt from registration under the Securities Act pursuant to Section 4(a)(2) and Rule 506(b) of Regulation D promulgated thereunder.

The Company also believes that integration of (i) the issuance of our common stock to the Seller in connection with the Business Combination, (ii) the issuance of our convertible preferred stock to the PIPE Investment investor and (iii) the potential issuance of our common stock to the Backstop Commitment investor would not be appropriate under the five-factor test adopted by the Commission in Securities Act Release No. 4552. These issuances do not meet the five-factor test for reasons including, but not limited to, (i) the Company is issuing different classes of securities, (ii) the Company is receiving different forms of consideration for the securities and (iii) the Company is issuing the securities for different purposes. Assuming, arguendo, that these concurrent private offerings are integrated into a single offering, that offering would still be an exempt private placement for the reasons described above pursuant to Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated thereunder.

2.	We note your disclosure on page 192 that “Rothstein Kass resigned as the independent registered public accounting firm for the Company on June 30, 2014 and Hennessy Capital’s audit committee approved the engagement of KPMG.” Please provide information required by Item 304 of Regulation S-K. Refer to Item 14(d)(9) of Schedule 14A.

Response: In response to the Staff’s comment, the Company has revised the disclosure regarding Rothstein Kass’s resignation and the appointment of KPMG as the independent registered public accounting firm for the Company. See pages 195–196 of Amendment No. 1.

3.	Please mark your notice letter and proxy card as “Preliminary Copies” in accordance with Rule 14a-6(e)(1).

Response: In response to the Staff’s comment, the Company has revised the notice letter and proxy card of Amendment No. 1 as requested.

Frequently used terms, page 8

4.	Refer to the definition of “Backstop Commitment” on page 8. Please identify the investor who agreed to purchase up to $10.0 million of your common stock in the open market or private placement in an appropriate place in the document. Also name the investor(s) in the PIPE or advise.

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November 3, 2014

Response: The Company notes the Staff’s comment and respectfully submits that the identities of the two investors who have subscribed to the Backstop Commitment and the PIPE Investment are neither required to be disclosed in the Proxy Statement nor material to a stockholder’s understanding of the Business Combination or the other proposals set forth in the Proxy Statement. In this regard, the Company respectfully advises the Staff as follows:

•	The investors for the Backstop Commitment and PIPE Investment are sophisticated institutional funds with significant assets (with approximately $1 billion and $10 billion in assets under management, respectively) and long track records of making similar investments (over 5 and 30 years, respectively);

•	The Company is not aware of any potential creditworthiness or insolvency concerns with respect to such investors;

•	Such investors are passive investors without any designees to the Company’s board of directors and do not (and are not anticipated to) otherwise exercise, directly or indirectly, any element of control over the Company, its board of directors or management team, particularly in light of the significant ownership interest of Seller post-Business Combination;

•	The investor in the PIPE Investment will not have voting rights in respect of its preferred stock unless and until it converts its preferred shares into Hennessy Capital common stock, and there is no economic incentive for such investor to exercise its conversion rights for the foreseeable future (given the assumed conversion price of $11.75 significantly exceeds the market price of Hennessy Capital common stock ($9.83 closing price at October 31, 2014));

•	Neither investor is affiliated with Hennessy Capital, Blue Bird or any of their respective affiliates, directors or officers; and

•	Prior to the closing of the Business Combination, one or more additional investors may subscribe to the PIPE Investment through the $10.0 million incremental “accordion” commitment.

Questions and Answers about the Proposals for Stockholders, page 10

5.	We note that “[y]ur directors and officers may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person.” Please confirm that you will file all soliciting materials, including any scripts to be used in soliciting proxies by personal interview or telephone.

Response: The Company confirms that it will file with the Commission all written soliciting materials other than the Proxy Statement, if any, used in soliciting proxies by personal interview or telephone.

U.S. Securities and Exchange Commission

November 3, 2014

Summary of the Proxy Statement, page 26

Organizational Structure, page 36

6.	Please add the states of incorporation for each entity on the chart and revise the chart to make all text readable.

Response: In response to the Staff’s comment, the Company has revised page 36 of Amendment No. 1 in accordance with the Staff’s comment.

Accounting Treatment, page 40

7.	We note that you will account for the transaction as a reverse acquisition since the seller of SBH will have effective control of the post combination company with a 42.4% ownership interest. As your disclosure on page 2 states that your existing stockholders will own 57.6% of the post combination company and the seller of SBH will own 42.4%, please tell us how the seller will have “effective control” of the post combination company given your statements on page 74 that the 42.4% does not take into account the issuance of convertible preferred stock under the PIPE agreement, the issuance of shares under the Backstop Commitment, and all of the warrants that remain outstanding after the exchange offers. As part of your response, please tell us how you evaluated the guidance in ASC 805-10-25-5 in identifying the accounting acquirer in this transaction.

Response: The Company supplementally advises the Staff that it has considered the guidance in ASC 805-10-25-5 and has determined that SBH will be the accounting acquirer in the Business Combination. We have presented below first our analysis of “effective control” and second our analysis of the guidance in ASC 805-10-25-5.

Effective Control Analysis

As the Staff knows, Hennessy Capital is a special purpose acquisition company, or SPAC. It is controlled today by its Sponsor, Hennessy Capital Partners I LLC, which beneficially owns 18.6% of the Hennessy Capital common stock (excluding warrants, as they will not become exercisable until the later of 30 days after the completion of the Company’s initial Business Combination or January 23, 2015). Substantially all of the remaining shares are owned by the public stockholders, each of whom will have the right to cause the Company to redeem their shares in connection with the Business Combination. When we consider control after the Business Combination, it is apparent that the Sponsor will no longer control the combined company: current management will cease to hold any executive officer positions and the Sponsor’s designees on the Company’s board of directors (the “Board”) will occupy only one-third of the members of the post-closing Board.

If the Sponsor will not control the Company after the closing, then the appropriate inquiry should be to determine what person or group of persons will control the Company. We believe that the following factors lead to the conclusion that the Seller, which is expected to acquire between 11,500,000 and 15,500,000 shares of Hennessy Capital’s common stock, will have effective (if not majority) control of Hennessy Capital.

U.S. Securities and Exchange Commission

November 3, 2014

(a) The Seller will be the dominant stockholder upon consummation of the Business Combination. At present, the largest beneficial owners of Hennessy Capital common stock are the Sponsor and Davidson Kempner Capital Management LLC. After the Business Combination and after giving effect to the Sponsor Warrant Exchange (assuming the minimum number of placement warrants that will be exchanged pursuant thereto), the Sponsor will beneficially own 3,312,500 shares of Hennessy Capital common stock. Based on a Schedule 13G filed by Davidson Kempner, that entity beneficially owns 900,000 shares. No exercisable Warrants were reported in such Schedule 13G filing. The holder of the Series A Convertible Preferred Stock will have the right to convert its preferred shares into 3,404,255 shares of our common stock (or 4,255,319 shares if the PIPE Investment is increased from its current size of $40 million to $50 million) at an assumed conversion price of $11.75 per share, subject to adjustment. The party to the Backstop Commitment is investing up to $10 million and thus is not expected to own more than approximately 1,000,000 shares of our common stock. In short, the Seller, even if it only acquires 11,500,000 (as opposed to 15,500,000) shares (i) will be the dominant stockholder, (ii) will beneficially own far more shares of our common stock than each of the Sponsor, Davidson Kempner Capital Management LLC (the only other current 5% beneficial owner), the investor in the PIPE Investment and the investor in the Backstop Commitment and (iii) will beneficially own significantly more shares of Hennessy Capital common stock than the Sponsor, the only other current 5% beneficial owner, the investor in the PIPE Investment and the investor in the Backstop Commitment on a combined basis.

(b) The Seller’s Board nominees will represent a majority of the Board until 2017 irrespective of any stockholder vote at an annual meeting of stockholders. The Seller has no obligation to consummate the Business Combination unless, among other things, the nominees for election at the special meeting are duly elected by the stockholders (the Director Election Proposal) and the stockholders approve an amendment to the certificate of incorporation to classify the Board into three classes (Proposal 3). Pursuant to the Purchase Agreement, the Company and Seller have agreed to take actions to cause the post-closing Board to be comprised as follows:

•	the three individuals to be elected at the upcoming special meeting, two of whom (Messrs. Donovan and Schumacher) were designated by the Seller and currently are directors of the Seller’s School Bus Holdings Inc. (“SBH”) subsidiary and one of whom (Mr. Bedi) was selected by agreement of the Seller and the Company (“Class I”);

•	one individual to be appointed by the existing Board (Mr. Galbato), who was designated by the Seller and is currently a member of the SBH board, and two existing members of the Board (Messrs. Hennessy and Charlton) (“Class II”); and

•	three other individuals to be appointed by the existing Board (Messrs. Horlock, Kapadia and Marcotuli), each of whom was designated by the Seller and currently is a member of the SBH board (“Class III”).

The Class II directors will be up for re-election in 2016, the Class III directors will be up for re-election in 2017 and the Class I directors, once elected at the upcoming special meeting, will be up for re-election in 2018. Thus, even in the extremely unlikely event that Mr. Galbato (or a successor duly appointed and nominated by the Board) were not re-elected, the

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two Seller designees elected at the upcoming special meeting and the three Seller designees in Class III will constitute a majority of the Board of Directors of Hennessy Capital until the 2017 annual meeting of stockholders.

(c) Management of the target company will entirely replace the Company’s management upon consummation of the Business Combination and thus will control the day-to-day operations of the post-closing company. As described in the Proxy Statement, the three existing executive officers of Hennessy Capital will resign as officers upon consummation of the Business Combination. Thereafter, the Company will be managed on a day-to-day basis by the same individuals who currently manage the day-to-day operations of Blue Bird. In a business in which industry experience is critical (given the importance, among other things, of developing a loyal dealer network and knowledge of the various different school bus specifications requirements that vary by jurisdiction), it is essential to the success of the continuing business that the Blue Bird management team continue on as management of the post-closing combined company. In this respect, the acquisition of SBH differs from a transaction in which two operating companies combine, in which management is likely to consist of representatives from each company’s management team. In the case of Hennessy Capital’s acquisition of Blue Bird, all persons involved in the transaction recognize that the operations of the post-closing combined company must be managed by the Blue Bird management team.

(d) The Seller may have majority voting control upon consummation of the Business Combination. The Company will not know with certainty the number of shares to be acquired by the Seller until the Company is ready to close the Business Combination. However, we note that the reference to the 42.4% beneficial ownership position assumes that none of the existing shares of common stock are redeemed. We know that it is extremely unlikely that no shares of our common stock will be redeemed. The Company’s advisors, after considering other SPAC transactions and other market factors, believe that it is more likely than not that the Seller will own more than 50% of our outstanding voting stock upon consummation of the Business Combination.

As the Staff notes, the Seller’s voting percentages reflected above do not take into account the potential dilutive effect of the PIPE Investment, the Backstop Commitment and the Warrants that will remain outstanding following the Sponsor Warrant Exchange and Public Warrant Exchange Offer. With respect to these securities, please note the following:

•

The Series A Convertible Preferred Stock is a non-voting security. While such Preferred Stock is convertible by the holder into a voting security (i.e., our common stock), as described above in the response to comment 4, there is no economic incentive for such investor to exercise its conversion rights at any time before the market price of our common stock (which closed at $9.83 per share on October 31, 2014 and has not traded at or above $10.00 per share at any time since our IPO) rises above the assumed conversion price of $11.75 per share. Even then, it would be unlikely that the holder of the Series A Convertible Preferred Stock would forego its preferred dividend until such time as the combined company is

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able to force a conversion of the preferred stock. The Company cannot force a conversion of the preferred stock until at least the third anniversary of the completion of the Business Combination, and then only under the limited circumstance if the weighted average price of Hennessy Capital common stock has equaled or exceeded 140% of the then-current conversion price for at least 20 trading days in a 30 consecutive trading day period.

•	The Backstop Commitment will not have any dilutive effect on the voting percentages reflected above and in the Proxy Statement. If the investor in the Backstop Commitment purchases shares of our common stock in the open market or in a privately negotiated transaction with a third party, the shares purchased will not affect the Seller’s beneficial ownership percentage. The same is true if the Backstop Commitment investor purchases newly issued shares in a private placement, as that will only occur if an equivalent number of shares is redeemed, retired and cancelled by the Company in the redemption offer. Therefore, regardless of how the Backstop Commitment is exercised, Seller’s beneficial ownership percentage in the post-closing company will remain the same.

•	While it is true that the Seller’s relative voting percentage would be reduced if holders of the unexchanged Warrants exercise their Warrants, we note that, pursuant to the terms of such Warrants and subject to certain limited exceptions set forth therein, the Company is under no obligation to settle a Warrant exercise unless and until a Securities Act registration statement with respect to the shares of our common stock underlying such Warrants has been declared effective by the Staff and a prospectus relating thereto is current. In addition, there is no economic incentive for such holders to exercise their Warrants at any time before the market price of our common stock (which closed at $9.83 per share on October 31, 2014 and has not traded at or above $10.00 per share at any time since our IPO) rises above the Warrant exercise price of $11.50 per whole share. Even if the market price of our common stock reaches $11.50 per share, we believe that in the absence of the Company paying cash dividends in respect of its common stock (which we do not anticipate), holders of Warrants are not likely to exercise their Warrants before the five-year expiration date unless there is a Company liquidity event.

(e) Even if the Seller does not have majority voting control upon consummation of the Business Combination, it will have effective voting control over the election of directors. Directors of Hennessy Capital will be elected by plurality vote. Thus, even if the Seller owns less than 50% of the outstanding voting power, it will have the power to elect each of the Board nominees at each stockholder meeting unless there is a concerted action by another stockholder group to amass a vote that exceeds the Seller’s voting power. To effect such a result, that stockholder group would need to conduct, and therefore finance, a proxy fight. We believe that it would be extremely rare for a dissident group to commence a proxy fight (and even more rare for any such fight to be successful) against a controlling stockholder when that controlling stockholder owns in excess of 40% of the outstanding shares, given the significant advantages that an incumbent has in any proxy fight.

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November 3, 2014

(f) The anti-takeover defenses support the Seller’s ability to control the post-closing Company.

The Purchase Agreement provides that the Board’s Nominating and Corporate Governance Committee will consist of three individuals, two of whom (Mr. Galbato and Mr. Kapadia) are designees of the Seller. Unless and until control of the Board changes, we can expect that the Seller’s designees will represent a majority of this committee. This effect becomes more significant when coupled with the effect of a staggered board. Individuals nominated by this committee and elected by the stockholders to the Board will in all likelihood remain on the Board for a period of at least three years.

The removal of public company directors by stockholders is a fairly rare occurrence, and rarer still for a public company director to be removed for cause. One of the proposed amendments to our certificate of incorporation provides that if the Seller’s beneficial ownership falls below 40%, directors may only be removed by stockholders for cause. Thus, (a) if the Seller owns more than 50%, there is no risk that an insurgent stockholder group could have a Seller designee removed by stockholders, (b) if the Seller owns between 40% and 50%, an insurgent stockholder group would face the same uphill battle to unseat a Seller designee that it would have if it were seeking to elect a new director and (c) if the Seller’s ownership falls below 40%, the insurgent group would be required to establish cause, which is a very high standard.

(g) The fact that part of the purchase price being paid to the Seller consists of cash does not alter the conclusion. We understand that frequently the Staff will consider the obligation to pay cash as helping to identify the accounting acquirer. However, we believe that the Cash Component payable to Seller is not relevant in the present circumstances for at least two distinct reasons. First, Hennessy Capital is a SPAC. The cash that will be paid to the Seller in large part represents cash that, pursuant to the SPAC’s constituent documents, either must be disbursed in a business combination transaction or returned to the IPO investors. The portion of the Cash Component that is being raised pursuant to the PIPE Investment and that may be raised pursuant to the Backstop Commitment is being raised on the strength of the Blue Bird financial statements and financial performance, and not on the strength of the Hennessy Capital financial statements and financial performance. Second, a substantial portion of the Total Purchase Price will be paid in the form of newly issued shares of our common stock (the “Equity Component”). While we do not know the precise split as between the Cash Component and the Equity Component, we expect that at least 40% of the total consideration, and in all likelihood closer to 60% of the total consideration, will be in the form of common stock. Thus, formulations relating to a cash deal have less bearing when such a substantial portion of the purchase price is being paid in the form of equity.

(h) A contrary conclusion would lead to a potentially confusing result for investors. The determination being considered is binary; either the accounting acquirer is the Seller or the accounting acquirer is Hennessy Capital. If the accounting acquirer were Hennessy Capital, this would mean that it would be necessary to disclose Hennessy Capital’s past performance as that of the combined entity, which we do not believe is in the best interests of

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the investing public. Given the complete change in the nature of the business, from a SPAC without any operating business to an existing company with a long operating history, we believe that after the closing of the Business Combination, investors will analyze the combined company’s past performance in terms of Blue Bird’s past performance and not in terms of the past performance of Hennessy Capital.

We believe that each of the factors cited above leads to the conclusion that effectively the Seller will control the post-closing company and that therefore SBH should be treated as the accounting acquirer.

ASC 805-10-25-5 Analysis

In addition, in accordance with the guidance provided by ASC 805-10-55-12, we considered the following factors in determining the accounting acquirer:

The entity that transfers cash or other assets to effect a business combination – Hennessy Capital will transfer cash as part of the Business Combination consideration. The amount of cash cannot be determined with certainty at present, as it largely depends upon the number of shares of Hennessy Capital common stock that are redeemed. We expect the amount of cash to be paid to the Seller will be between $100 million and $140 million. For the reasons noted above, we believe that the significance of the Cash Component is lessened by the specific attributes of a SPAC and by the significance of the Equity Component to the Total Purchase Price being paid in the Business Combination.

The entity that issues equity securities – Hennessy Capital will issue shares to the Seller, the sole stockholder of SBH. As with the Cash Component of the Total Purchase Price, the Equity Component of the Total Purchase Price will vary, depending in part on the amount of redemptions by existing public stockholders. In the end, the aggregate consideration ($255 million) is fixed, although the Equity and Cash Components will not be determined with certainty until we are ready to close the Business Combination. As described above, we expect that at least 40% of the total consideration, and in all likelihood closer to 60% of the total consideration, will be in the form of common stock. In addition, it is possible that 60% or more of the total consideration will be in the form of common stock. For example, if the Cash Component is less than $100 million and Seller decides not to exercise its termination right, then more than $155 million of the Total Purchase Price will be paid in the form of equity.

The relative voting rights in the combined entity after the Business Combination – The Proxy Statement presents the range of possible post-closing voting percentages: upon consummation of the Business Combination, Hennessy Capital’s existing stockholders will have a 57.6% ownership interest in the post-closing company if none of the existing stockholders redeem their shares and a 42.4% ownership interest if the maximum amount of shares consistent with the Seller receiving at least $100 million in cash are redeemed. These calculations exclude the purchaser of the Series A Convertible Preferred Stock in the PIPE Investment because that stock is non-voting unless and until the holder of the Series A Convertible Preferred Stock converts its stock to common stock (which, as described above, would not be in such holder’s economic interest to do unless and until the market price of our

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common stock increases significantly). As described above, the Warrants that will remain outstanding following the Sponsor Warrant Exchange and the Public Warrant Exchange Offer have been excluded for similar reasons. If exercised, the Backstop Commitment will not affect the 57.6% and 42.4% calculations, as described above. Although we cannot presently determine with any certainty where Seller’s actual ownership percentage of the post-closing company will fall within the range of 42.4% and 57.6%, we believe, for the reasons described above, that there is a substantial likelihood that the percentage will approach, if not exceed, 50%.

The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest – As noted above, and as described in the Proxy Statement, upon consummation of the Business Combination, the Seller (that is, the sole stockholder of SBH) is expected to own between 42.4% (assuming no redemptions) and 57.6% (assuming maximum redemptions) of the Company. If Seller’s ownership percentage does not exceed 50%, Seller will nevertheless have the largest voting percentage in the post-closing Company and exercise effective control for the reasons described above. The Hennessy Capital founders will own approximately 13.0% and, apart from Seller, no other stockholder will own more than 13.0%; in addition, there are no voting agreements amongst Hennessy Capital founders and the other minority stockholders to vote in concert.

The composition of the governing body of the combined entity – The Board will consist of nine directors. The Seller has designated six of those nine directors, one of whom is the CEO of Blue Bird. If the Seller has more than 50% beneficial ownership of the post-closing company, it will have the absolute power to elect the entire Board. Even if it owns common stock in an amount less than 50% beneficial ownership, we expect the Seller, for the reasons described above, to have the practical ability to control the composition of the Board, given the absence of any other voting stockholder with anywhere near the same voting power as the Seller’s voting power.

With the staggered board proposed in the Proxy Statement, it will take several years before control of the Board could change, even if another substantial stockholder were to emerge. Of the six persons designated by the Seller, two will be up for election at the upcoming special meeting (the Seller will not be required to close the Business Combination if they are not elected), one will be up for election in 2016 and three will be up for election in 2017. If the Seller does not have 40% beneficial ownership, the proposed charter will provide (as the current charter provides) that directors may only be removed for cause.

The composition of the senior management of the combined entity – Upon completion of the Business Combination, the senior management team of Blue Bird will remain in place.

The terms of the exchange of equity interests – As SBH is controlled by the Seller pre-Business Combination and Hennessy Capital is a special purpose acquisition company, without synergistic benefits, this indicator is not considered a determinative factor in the accounting acquirer analysis.

Based on the foregoing factors and analysis, including the existence of a large minority voting stockholder (that could, in fact, be a majority stockholder, depending upon the amount

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of redemptions by existing public stockholders) and the composition of the post-closing board of directors and senior management team, the Company has determined that SBH is the accounting acquirer.

Selected Unaudited Pro Forma Condensed Combined Financial Information, page 51

8.	We note from pages 2 and 52 that the Backstop Commitment is intended to ensure sufficient funds to consummate the business combination. However, we further note from page 15 that since the investor in the Backstop Commitment may purchase shares in the open market, it is “unlikely” that you will receive the full $10 million under such commitment. Please reconcile your disclosures throughout the document to balance your disclosure of the Backstop Commitment to indicate that you may not receive the full $10 million if the investor purchases stock in the open market.

Response: The Company notes the Staff’s comment and respectfully advises the Staff as follows:

The Backstop Commitment is intended to ensure that the Company has sufficient funds to finance the Cash Component of the Total Purchase Price. As described on page 3 of Amendment No. 1 and elsewhere in the Proxy Statement, the Cash Component will equal (i) the dollar amount remaining in the Company’s trust account after redemptions ($115.0 million at June 30, 2014), plus (ii) the amount raised pursuant to the PIPE Investment, expected to be $40.0 million (which amount has already been subscribed), plus (iii) the amount raised if the Company conducts a private placement pursuant to the Backstop Commitment, up to $10.0 million, minus (iv) the Company’s expenses incurred in connection with the Business Combination, expected to be $15.0 million. The amount of the Cash Component will fluctuate based on the remaining balance of the Company’s trust account, after giving effect to any redemptions. If the Cash Component falls below $100.0 million, Seller may, at its option, terminate the Purchase Agreement and the Business Combination will not be consummated. The Backstop Commitment effectively negates the impact of $10.0 million worth of redemptions by having the investor purchase up to $10.0 million of Hennessy Capital common stock by means of (1) open market or privately negotiated transactions with third parties, (2) a private placement of newly issued shares by the Company or (3) a combination of (1) and (2).

Regardless of how the investor purchases our common stock (option 1, 2 or 3) under the Backstop Commitment, the purchase will directly benefit the Company by ensuring that the Cash Component will not be reduced by $10 million (i.e., the amount of the Backstop Commitment). For example, if an existing stockholder elects to redeem $10 million in shares of our common stock and the investor purchases an equivalent amount of shares from such stockholder through option 1, there will be no impact on the Company’s trust account balance and the amount of the Cash Component will remain the same. In the same example, if the investor were to acquire $10 million in shares of our common stock through option 2, the $10 million reduction in the Company’s trust account balance to pay the redeeming stockholder would be fully offset by the $10 million in proceeds received by the Company from the private placement with such investor and, on a net basis, the amount of the Cash Component will remain the same. See pages 1, 4, 8, 20, 108–109 and 120–121 of Amendment No. 1.

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November 3, 2014

Risk Factors, page 56

Although we expect our common stock will be listed on Nasdaq after the closing, page 75

9.	Please clarify here if you anticipate you will be in compliance with the Minimum Holders Rule after completion of the business combination. If there is a continued risk after the completion of the business combination that you will not, please make a separate risk factor, with its own subheading, to discuss that risk.

Response: We have revised pages 75–76 of Amendment No. 1 in accordance with the Staff’s comment.

10.	Please also make a separate risk factor, with its own subheading, that you may be delisted prior to the closing of the Business Combination and satisfying the Nasdaq listing is a closing condition to the Purchase Agreement, unless this condition is waived by the Seller.

Response: In response to the Staff’s comment, the Company has added a separate risk factor in accordance with the Staff’s comment. See page 76 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Information, page 88

Unaudited Pro Forma Condensed Combined Balance Sheet, page 90

11.	We note from your disclosure in Note 1 on page 94 that 13.6% of the Cash Component of the purchase price will be payable to Phantom Plan Participants. We further note from page 219 that in connection with the business combination transaction, the phantom award plan will become an obligation of the Seller. Please tell us, and disclose how you have considered any payments that will be made under the Phantom Award Plan in connection with the Business Combination in your pro forma financial statements. In this regard, we note that your disclosure on page 232 that it is anticipated that upon consummation of the Business Combination, 13.6% of the Cash Component will be paid to Phantom Plan Participants, thereby increasing selling, general and administrative expenses in the fiscal quarter in which the closing occurs. We believe that the notes to the pro forma statements should disclose the nature and amount of this payment that will be made at the time of the business combination but indicate that the expense has not been included in the pro forma statement of operations because it is non-recurring.

Response: In response to the Staff’s comment, the Company has supplemented note (h) to the unaudited pro forma condensed balance sheet to indicate that this item (1) will result in increased selling, general and administrative expenses in the fiscal quarter in which the closing of the Business Combination occurs and (2) is non-recurring, which is why it is not reflected in the unaudited pro forma statements of operations. See page 96 of Amendment No. 1.

U.S. Securities and Exchange Commission

November 3, 2014

Notes to Unaudited Pro forma Condensed Combined Financial Information, page 94

3. Unaudited Pro forma Condensed Combined Balance sheet Adjustments, page 95

12.	Refer to adjustment (e). Please tell us how the amounts presented as APIC in the “Currently Reported” columns were determined. In this regard, the amounts do not appear to be consistent with the APIC amounts presented on the pro forma balance sheet.

Response: In response to the Staff’s comment, the Company has corrected the heading “Currently Reported” to indicate “Pro Forma Combined.” Additionally, the amounts in the table have been adjusted to be consistent with the APIC in the pro forma balance sheet. See page 96 of Amendment No. 1.

13.	Refer to adjustment (g). Please revise to clarify the nature of this adjustment and to explain why it is appropriate to increase cash and equity for $40 million.

Response: In response to the Staff’s comment, the Company has revised the text of adjustment (g) to indicate, “Reflects the receipt of cash in connection with the issuance of $40.0 million of preferred shares in the PIPE Investment.” See page 96 of Amendment No. 1.

14.	Please revise note (h) to disclose how the adjustment was calculated or determined. Your revised disclosure should disclose the amount required to be paid, the amount of taxes and the tax rate used. Also, please revise to clearly disclose that this amount will be expensed upon consummation of the business combination but has not been included in the pro forma statement of operations because it is a non-recurring expense in accordance with Rule 11-02(b)(5) of Regulation S-X.

Response: In response to the Staff’s comment, the Company has supplemented note (h) to include the gross amount, the tax amount and the other information referenced in the response to comment 11 above. See page 96 of Amendment No. 1.

4. Unaudited Pro Forma Condensed Combined Statements of Operations Adjustments, page 96

15.	We note that in footnote 4(b) you have included a pro forma adjustment to eliminate the $24.7 million expense relating to the Phantom Award Plan and you disclose that you believe it is an appropriate adjustment as the charge is related to the new indebtedness incurred in connection with the June 2014 June recapitalization. However, it appears that this charge is not directly affected by the business combination transaction and your pro forma financial statements include this June 2014 debt on the pro forma balance sheet and include an interest expense adjustment to assume the debt was outstanding for all periods presented. Therefore, we do not believe that this expense should be eliminated in your pro forma statement of operations. Please revise accordingly.

U.S. Securities and Exchange Commission

November 3, 2014

Response: In response to the Staff’s comment, the Company has eliminated the adjustment contemplated by footnote 4(b). The Company has revised note 4(b) to explain this significant non-recurring component of selling, general and administrative expenses. See page 96 of Amendment No. 1.

16.	We note that adjustment 4(c) includes estimated costs of $2.25 million per year associated with your obligations as a fully reporting public company. In light of the fact that we do not believe this adjustment is factually supportable under Article 11-02(b)(6) of Regulation S-X, please revise to remove this adjustment.

Response: In response to the Staff’s comment, the Company removed the adjustment contemplated by footnote 4(c). The Company has revised note 4(c) to explain that these additional costs are anticipated but not included because they are not factually supportable. See page 97 of Amendment No. 1.

17.	Please revise adjustment (e) to disclose the tax rate used for the income tax benefit associated with the interest expense.

Response: In response to the Staff’s comment, the Company has revised note 4(e) to include the 35% tax rate applied to the interest expense. See page 97 of Amendment No. 1.

Comparative Per Share Information, page 99

18.	Please explain to us how the pro forma basic and diluted earnings per share amounts were calculated or determined for the nine months ended June 28, 2014 and for the year ended September 28, 2013. In this regard, we note that the amounts are not consistent with those presented on the pro forma statements of operations on pages 92 and 93. Please advise or revise accordingly.

Response: In response to the Staff’s comment, the Company has revised the amounts of pro forma basic and diluted earnings per share to agree with the pro forma basic and diluted earnings per share in the unaudited pro forma statements of operations. See pages 92 and 93 of Amendment No. 1.

The Business Combination Proposal, page 107

Conditions to Closing of the Business Combination, page 109

19.	For each condition to the merger that may be waived, please clarify which party may waive the condition.

Response: In response to the Staff’s comment, the Company has revised pages 109 and 110 of Amendment No. 1 to clarify which party may waive each condition as requested by this comment.

U.S. Securities and Exchange Commission

November 3, 2014

20.	We refer to the second to last condition on page 109. Such condition states that the sponsor will forfeit and you shall retire a number of shares held by the sponsor equal to the number of “utilization fee shares.” As we note no other mention of utilization fee shares in your document, please revise to explain the nature of this forfeit and retirement of common stock held by your sponsor.

Response: In response to the Staff’s comment, the Company has revised page 109 of Amendment No. 1 to explain the nature of the forfeiture and retirement of common stock held by our Sponsor as requested by this comment.

Background of the Business Combination, page 124

21.	We note the disclosure that on May 22, 2014, Hennessey Capital submitted its initial non-binding indication of interest to acquire Blue Bird at a valuation of seven times twelve months’ EBITDA, that the non-binding letter of intent was signed on July 6, 2014 and that on September 21, 2014 the Purchase Agreement was entered into. Please expand the discussion regarding any back and forth between the parties regarding the purchase price that was ultimately agreed upon and how the PIPE Investment and Backstop Commitment entered into the process and were ultimately decided upon as part of the transaction.

Response: In response to the Staff’s comment, the Company has expanded its disclosures on pages 127–129 of Amendment No. 1 in accordance with the Staff’s comment.

Description of Fairness Opinion of BMO Capital Markets, page 137

22.	Please provide us with copies of the “board books” and any other materials prepared by your financial advisors. Such materials should include all presentations made by the financial advisors. Please also provide us with copies of the engagement letters.

Response: The Company respectfully advises the Staff that we have been informed that counsel to BMO Capital Markets is supplementally and confidentially providing the Staff with a copy of the BMO Capital Markets’ presentation delivered to the Company’s board of directors on September 14, 2014, in connection with BMO Capital Markets’ fairness opinion rendered on the same date, as well as a copy of the engagement letter between BMO Capital Markets and the Company. Such presentation and engagement letter will be provided pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended. Counsel to BMO Capital Markets will request confidential treatment of the presentation and engagement letter pursuant to 17 C.F.R. § 200.83.

23.	Please revise to expand your disclosure in this section. Revise the Selected Public Companies Analysis and Selected Precedent Transactions Analysis summaries to disclose underlying data of the selected companies and transactions and explain more clearly why the analysis supports a conclusion that this transaction is fair to the company’s shareholders.

U.S. Securities and Exchange Commission

November 3, 2014

Response: In response to the Staff’s comment, we have expanded the disclosure in this section to include the following:

•	A new table showing the enterprise value, FY 2015 estimated EBITDA and enterprise value as a multiple of FY 2015 estimated EBITDA for each of the selected public companies referred to in the Selected Public Companies Analysis section of Amendment No. 1 (see pages 143–144 of Amendment No. 1);

•	The inclusion of the enterprise value implied by the purchase price, LTM EBITDA and enterprise value as a multiple of LTM EBITDA for each of the selected target companies in the first table of the Selected Precedent Transaction Analysis section of Amendment No. 1 to the Proxy Statement (see pages 144–145 of Amendment No. 1); and

•	Disclosure stating that BMO Capital Markets compared the results of each of its selected public company, selected precedent transaction and discounted cash flow analyses to the $469 million enterprise value of Blue Bird implied by the Total Purchase Price (see pages 144 and 145 of Amendment No. 1). The enterprise value of Blue Bird implied by the Total Purchase Price fell within or below the range of enterprise values resulting from each analysis, supporting a conclusion that, as of the date of BMO Capital Markets’ opinion, the transaction was fair to the Company.

Selected Public Company Analysis, page 140

24.	Please tell us whether any additional companies that fit the criteria were not used in the analysis, and, if not, why not. Similarly, please tell us whether any additional transactions that fit the selected transaction analysis were not used, and, if so, why not.

Response: The Company respectfully advises the Staff that BMO Capital Markets has informed us that, as described on page 144 of Amendment No. 1, BMO Capital Markets selected the companies used in its selected public company analysis on the basis of its experience and knowledge of companies in the industry and various factors, including the size of the company and the similarity of the lines of business to Blue Bird’s lines of business, as well as the business models, product offerings, operating margin profiles and end-market exposure of such companies. BMO Capital Markets has informed us that, other than the selected public companies referenced in the Selected Public Companies Analysis in the Proxy Statement, BMO Capital Markets did not believe that there were any other public companies which met each of the above criteria. Similarly, BMO Capital Markets has informed us that, other than the transactions involving specialty vehicle companies referenced in the Selected Precedent Transactions Analysis in the Proxy Statement, BMO Capital Markets did not believe that there were any other transactions from the relevant time period for which information is publicly available that met each of the criteria discussed below in the response to comment 26.

U.S. Securities and Exchange Commission

November 3, 2014

25.	Please revise the table on page 142 to show the purchase price and EBIDTA for each transaction.

Response: We have revised the first table of the Selected Precedent Transaction Analysis section of Amendment No. 1 to the Proxy Statement on page 144 to show the enterprise value implied by the purchase price and the LTM EBITDA for each selected precedent transaction.

26.	We note that three of the seven precedent transactions were announced over six years ago. Please briefly explain how these transactions are useful to this analysis in light of their age and disclose whether there is any limitation in comparability because of the passage of time.

Response: The Company respectfully advises the Staff that BMO Capital Markets has informed us that, as described on pages 144–145 of Amendment No. 1, BMO Capital Markets selected the transactions involving specialty vehicle companies used in its selected precedent transactions analysis and for which relevant information was publicly available on the basis of its experience with merger and acquisition transactions and knowledge of companies in the specialty vehicle space, taking into account, among other things, transaction size and the similarity of the applicable target companies in the transactions to Blue Bird with respect to the target companies’ businesses, sizes, products, end-markets and other characteristics. BMO Capital Markets has advised us that it selected transactions since the year 2006 in order to create a significant sample set (rather than limiting the selected transactions to those announced more recently) and that BMO Capital Markets did not identify any limitation on comparability based upon the passage of time. While three of the seven transactions were announced over six years ago, these transactions are included in the mean and median as, in BMO Capital Markets’ judgment, such transactions help to inform how companies are valued in this industry over time and through the business cycle.

Material U.S. Federal Income Tax Considerations for Stockholders Exercising Redemption Rights, page 150

27.	Please delete the statement that the tax summary “is for general information only.”

Response: In response to the Staff’s comment, the Company has revised page 154 of Amendment No. 1 as requested.

Information about Blue Bird, page 199

28.	We note the first risk factor on page 58 regarding your single-source suppliers of raw materials. In this section, please identify your single-source suppliers and the materials supplied.

Response: Upon further review, the Company has determined that the Blue Bird single-source risk relates not to raw materials, but rather to certain components that Blue Bird purchases from third-parties. Accordingly, the Company has revised the risk factor to focus more generally on single-source suppliers and to identify Blue Bird’s principal single-source suppliers for component parts. See page 58 of Amendment No. 1.

U.S. Securities and Exchange Commission

November 3, 2014

Blue Bird Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 222

Consolidated Results of Operations for the Nine Months Ended June 28, 2014 and June 29, 2013, page 231

29.	We note your disclosure that the primary reason for the increase in bus sales for the nine months ended June 28, 2014 was higher unit volume due to increased demand. In addition to quantification, please ensure that each of the identified underlying cause of material increases or decreases is adequately analyzed. For example, for material increases or decreases due to changes in the mix of products sold, sales prices, productivity levels, etc., consider disclosing quantitative analysis of the number of units sold by product along with the selling price of the product, or other relevant measures, in the current period versus the prior period and address the reasons for any significant changes between the periods. In this regard, we note your disclosure on page 227 indicates that you are able to charge more for certain of your products and the mix of products sold in any fiscal period can directly impact revenues for the period. In addition to indicating the product line that accounts for the decrease or increase in sales, please consider explaining why you believe that decrease/increase occurred and your expectations for future sales. See Item 303 of Regulation S-K.

Response: The Company has revised its description of Blue Bird’s sales for the two interim periods to provide additional information regarding revenue factors, including volume and pricing factors. See page 236 of Amendment No. 1.

30.	Please revise to discuss and analyze net sales and cost of goods sold (rather than gross profit) separately for each segment. Because gross profit is impacted by both net sales and cost of goods sold, we believe a separate discussion of cost of goods sold results is appropriate. In this regard, please identify and quantify each factor that is responsible for the change in cost of goods sold or gross profit in each period such as labor costs, material costs, volume changes, etc.

Response: In response to the Staff’s comment, the Company has eliminated the gross profits discussions and added cost of goods sold discussions for the interim periods and the annual periods presented in the Proxy Statement. See pages 236, 240 and 242 of Amendment No. 1.

Consolidated Results of Operations for the Years Ended September 28, 2013, September 29, 2012 and October 1, 2011, page 234

Fiscal Year Ended September 28, 2013 Compared to Fiscal Year Ended September 29, 2012, page 235

31.

We note your disclosure that the reduction in other income (expense) in 2013 compared to 2012 was primarily due to a $1.0 million reduction in management severance and a $.8 million reduction related to plant closure. Please explain to us why you believe these costs are appropriately presented as non-operating costs on the income statement. In

U.S. Securities and Exchange Commission

November 3, 2014

this regard, we also note from your Adjusted EBITDA reconciliation on page 236 that restructuring costs in 2012 and 2013 include expenses related to discontinued operations from the sale of a business, management severance costs, a fiscal 2010 plant closure, certain plant assets and a write-down on a note outstanding to a former related party for furniture and fixtures in the Ohio facility. Please explain to us how you have classified these “restructuring costs” incurred in 2011, 2012 and 2013 on the face of your income statements. Additionally, please tell us the nature of all amounts presented in other income (expense) for 2012 and 2013.

Response: In response to the Staff’s comment, we advise the Staff that we have revised the Proxy Statement to reclassify restructuring related expenses to operating expense pursuant to the guidance in ASC 420-10. Further, we advise the Staff that pursuant to ASC 205-20-50 we have revised the Proxy Statement to reclassify certain expenses and cash flows to present them as discontinued operations.

In response to the Staff’s comment concerning the nature of amounts presented in other income (expense) for fiscal 2012 and fiscal 2013, we advise the Staff that based on the reclassifications cited above the remaining amounts are immaterial. We supplementally advise the Staff that the amount recorded in other income in fiscal 2011 is largely related to a non-recurring commission payment received from a third-party customer financing party and not related to our primary business.

We advise the Staff that the changes cited above were affected both within the financial statements as well as Blue Bird Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Based on these reclassifications, those cited in comment 33 and certain other matters noted subsequent to the initial Proxy Statement filed on September 23, 2014, we have restated both of Blue Bird’s annual and interim financial statements previously issued, as disclosed in footnote 2 of each set of financial statements.

Adjusted EBITDA, page 236

32.	We note from footnote (c) that you changed the way in which vacation pay and holiday bonuses were accrued from expensing annually to accruing throughout the year. Please tell us the reasons for and nature of the change including when such policy change was implemented, the effect on your financial statements of such change and the disclosures required by ASC 250-10-50 paragraphs 1 through 3.

Response: In response to the Staff’s comment, the Company supplementally advises the Staff that Blue Bird changed the vacation benefits due to its employees during fiscal 2013, such that all eligible employees were entitled to be paid out all accrued vacation upon termination. This was a significant expansion from prior periods in the amount of vacation that Blue Bird was required to accrue. The change was not, in fact, a change in accounting policy, principle, or estimate subject to assessment under ASC 250-10-50. Instead, the change in the vacation policy resulted in a need to accrue vacation earned year to date in September 2013.

In response to the Staff’s comment, the Company has revised footnote (c) to the Blue Bird Adjusted EBITDA reconciliation table (page 241 of Amendment No. 1) to clarify the reason for the vacation pay adjustment.

Fiscal Year Ended September 29, 2012 Compared to Fiscal Year Ended October 1, 2011, page 236

33.	We note from your disclosure that the decrease in other expense from 2011 to 2012 was primarily because Blue Bird recognized expenses of $2.7 million related to non-recurring write-off of inventories purchased in fiscal 2011. Please note that we believe that inventory write-offs should usually be included in cost of goods sold. Please revise or alternatively, please tell us why you believe your presentation of this expense as a non-operating expense is appropriate.

Response: In response to the Staff’s comment, we advise the Staff that we have revised the Proxy Statement to reclassify the expenses related to inventory write-offs as cost of goods sold.

Based on this reclassification, those cited in response to comment 31 and certain other matters noted subsequent to the initial Proxy Statement filed on September 23, 2014, we have restated both of Blue Bird’s annual and interim financial statements previously issued, as disclosed in footnote 2 of each set of financial statements.

U.S. Securities and Exchange Commission

November 3, 2014

Beneficial Ownership of Securities, page 271

34.	Please identify the natural persons with voting and investment power over the shares held by Davidson Kempner Capital Management LLC.

Response: In response to the Staff’s comment, the Company has revised note 4 to the beneficial ownership of securities table of the Proxy Statement to identify the natural persons with voting and investment power over the shares held by Davidson Kempner Capital Management LLC. See page 278 of Amendment No. 1.

Financial Statements, page F-1

Unaudited Interim Financial Statements of School Bus Holdings, Inc. for the Nine Months Ended June 28, 2014

Note 7. Debt, page F-35

35.	We note from your disclosure in the Liquidity section of MD&A on page 240 that the Credit Agreement entered into in June 2014 contains negative and affirmative covenants, including a restriction on your ability to pay dividends. Please revise the notes to the financial statements to disclose the nature of these covenants and restrictions. See guidance in Rule 4-08(e) of Regulation S-X.

Response: Blue Bird has revised Note 7 to its unaudited condensed financial statements to disclose the nature of the covenants and restrictions imposed pursuant to its new Credit Agreement, including a disclosure regarding restrictions on the payment of dividends. The revised disclosure takes into account the guidance provided by Rule 4-08(e) of Regulation S-X. See also pages 244–246 of Amendment No. 1 for a parallel modification.

School Bus Holdings, Inc. and Subsidiaries September 28, 2013 Audited Financial Statements, page F-41

Notes to Consolidated Financial Statements, page F-46

Nature of Business and Summary of Significant Accounting Policies, page F-46

Goodwill and Intangible Assets, page F-49

36.	We note from page F-50 that your customer relationships are amortized over a 20 year estimated useful life. Please tell us how you determined that 20 years represents the appropriate useful lives for such assets. Your response should address whether you have any long-term contracts with your customers and identify the historic length of your customer relationships.

Response: In response to the Staff’s comment, the Company supplementally advises the Staff that Blue Bird’s primary sales channel is based upon a network of 49 established Blue Bird dealers. The average length of these relationships currently is 24 years. Blue Bird and the Company believe that in light of the average duration of these relationships, 20 years is appropriate. We note that Blue Bird’s dealers generally enter into five-year agreements, which typically are extended. Blue Bird has informed us that it consistently viewed these relationships as having lengthy useful lives.

U.S. Securities and Exchange Commission

November 3, 2014

Restatement and Revisions to Consolidated Financial Statements, page F-53

37.	We note that you have restated your financial statements to both correct errors and reclassify amounts. Please provide us with further details regarding the nature of and reasons for the error corrections and reclassifications. Your response should include the disclosures required by ASC 250-10-50 to the extent material. In this regard, we note that you state that the restatement to the fiscal 2012 cash flow statement was considered material. Any financial statements that have been restated should be clearly labeled as “restated.”

Response: In response to the Staff’s comment, we advise the Staff that prior to the inclusion of Blue Bird’s financial statements in the initial Proxy Statement filed on September 23, 2014, Blue Bird had previously re-issued its financial statements as restated subsequent to their initial issuance, as indicated in footnote 2, “Initial restatement”. We advise the Staff that as cited in response to comments 31 and 33, Blue Bird has restated its annual and interim financial statements subsequent to the initial Proxy Statement filed on September 23, 2014 and has provided the disclosures for this restatement required by ASC 250-10-50 within Amendment No. 1. Please refer to footnote 2 of the annual financial statements for further disclosure.

8. Other Intangible Assets, page F-56

38.	We note from your disclosure in Note 8 that your non-amortized intangible assets consist of the Blue Bird and Micro Bird trademarks and trade names. In light of the fact that Micro Bird appears to be a 50% owned joint venture accounted for under the equity method of accounting, please explain to us why you believe it is appropriate to capitalize the tradename or trademark related to this entity as an intangible asset on your balance sheet. Also, please tell us how much of this intangible relates to Micro Bird and how much to Blue Bird trade names/trademarks.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that Note 8 to Blue Bird’s audited condensed consolidated financial statements should not have contained any reference to the Micro Bird trade name, since the Micro Bird trade name was contributed by Blue Bird to the joint venture in 2009, and was thereupon removed from Blue Bird’s balance sheet. All trade names/trademarks recorded relate to Blue Bird. Accordingly, Blue Bird has revised Note 8 of its audited financial statements to delete the reference to Micro Bird. See also page 253 of Amendment No. 1.

11. Benefit Plans, page F-59

39.	Please tell us, and revise to disclose, the nature of the “assumption changes” in the table on page F-60.

Response: In response to the Staff’s comment, the Company advises the Staff of the following assumption changes:

U.S. Securities and Exchange Commission

November 3, 2014

•	Discount rate assumption. In fiscal 2012, the discount rate assumption was reduced from 4.90% to 4.05%, resulting in a $15.2 million increase in the benefits obligation. In fiscal 2013, the discount rate assumption was increased from 4.05% to 4.75%, resulting in a decrease of $12.4 million in the benefits obligation. The benchmark for the discount rate is an estimate of the single equivalent discount rate determined by matching Blue Bird’s defined benefit pension plan’s future expected cash flows to spot rates from a yield curve comprised of high quality corporate bond rates of various durations.

•	Mortality Rates. The remaining assumption changes resulted from updates to the mortality tables used in the calculation of the benefit obligation.

Blue Bird has added a footnote to the referenced table in Note 11 to its audited consolidated financial statements to indicate that the “assumption changes” result from changes in the utilized discount rate to value Blue Bird’s future obligations and from updates to the mortality tables used in the calculation of the benefit obligation. See page F-74 of Amendment No. 1.

17. Equity Investment in Affiliate, page F-72

40.	Given the income recorded from Micro Bird during 2012 and 2011 in relation to your pre-tax net losses in such years, please provide us with your analysis of the significance of your investment in Micro Bird for each year presented in your financial statements with regards to Article 3-09 of Regulation S-X.

U.S. Securities and Exchange Commission

November 3, 2014

Response: SBH evaluated whether separate financial statements of Micro Bird were required to be disclosed in its financial statements under Article 3-09. The following summarizes the results of this assessment for the years ended September 28, 2013, September 29, 2012 and October 1, 2011 (dollars in thousands):

	2013
	Amount		Calculated %	Threshold %
Investment test:
Investment	$8,661		3%	20%

Total assets	$262,985

Income test:
Equity in earnings (pre-tax)	$1,767		3%	20%

Income for use in the significant subsidiary test	$54,208

	2012
	Amount		Calculated %	Threshold %
Investment test:
Investment	$6,894		3%	20%

Total assets	$240,104

Income test:
Equity in earnings (pre-tax)	$1,244		14%	20%

Income for use in the significant subsidiary test	$8,853	*

	2011
	Amount		Calculated %	Threshold %
Investment test:
Investment	$5,650		2%	20%

Total assets	241,349

Income test:
Equity in earnings (pre-tax)	$1,110		8%	20%

Income for use in the significant subsidiary test	$14,025	*

Based on the results of the tests summarized above, the Company does not believe that separate financial statements of Micro Bird are required.

*	Computational note — Average income from continuing operations before income taxes for the five years ended September 29, 2012 and October 1, 2011 was used for calculating the income test in accordance with the computational note provided under Rule 1-02(w)(3) because SBH’s losses as of September 29, 2012 and October 1, 2011 were at least 10% lower than the average for the last five years for both the 2012 and 2011 financial statement periods.

U.S. Securities and Exchange Commission

November 3, 2014

Appendix B

Fairness Opinion of BMO Capital Markets

41.	Please remove the statement that your opinion may not be relied upon by any other person.

Response: BMO Capital Markets has revised its fairness opinion by deleting the following statement, “Our opinion may not be relied upon by any other person (including, without limitation, any securityholder or creditor of Hennessy Capital or the Target) or used for any other purpose.” See Annex B to Amendment No. 1 for the revised fairness opinion of BMO Capital Markets.

Form 8-K filed August 13, 2014

42.	We note that Hennessy was required to submit a plan to the NASDAQ to maintain compliance keep its listing by September 22, 2014. Please update us on the status of your plan given the continued listing of your stock on NASDAQ is a condition to the business combination.

Response: We hereby respectfully advise the Staff that on September 22, 2014, the Company submitted a compliance plan to NASDAQ, and on September 30, 2014, NASDAQ granted the Company an extension until February 3, 2015 to regain compliance with NASDAQ’s listing standards. We have updated the disclosure in pages 75–76 of Amendment No. 1 accordingly.

Closing Comments

In responding to our comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: The Company notes the Staff’s comment and refers the Staff to the signed statement enclosed herewith from the Company.

* * * * *

U.S. Securities and Exchange Commission

November 3, 2014

If you have any questions regarding the foregoing or Amendment No. 1, please contact the undersigned at (312) 853-2071.

Very truly yours,

/s/ Michael P. Heinz

Michael P. Heinz

cc:	Daniel J. Hennessy, Hennessy Capital Acquisition Corp.

Peter H. Ehrenberg, Esq., Lowenstein Sandler LLP

November 3, 2014

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Susan Block

Tonya K. Aldave

Heather Clark

Claire Erlanger

Re:	Hennessy Capital Acquisition Corp.

Preliminary Proxy Statement on Schedule 14A

Filed September 23, 2014

File No. 001-36267

Ladies:

In response to the request of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated October 20, 2014, Hennessy Capital Acquisition Corp. (the “Company”) hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

HENNESSY CAPITAL ACQUISITION CORP.

By:	/s/ Daniel J. Hennessy
Name:	Daniel J. Hennessy
Title:	Chairman and Chief Executive Officer